                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                              Metropolitan Bancorp
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 Par Value Per Share
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   591753108
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                                 (CUSIP Number)

                                Guy C. Pinkerton
                 Chairman, President and Chief Executive Officer
                            Washington Federal, Inc.
                                 425 Pike Street
                           Seattle, Washington  98101
                                 (206) 624-7930
- --------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 30, 1996
- --------------------------------------------------------------------------------
                      (Date of Event Which Requires Filing
                               of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with the statement: [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

     The total number of shares reported herein is 719,600 shares, which constitutes approximately 19.7% of the total number of shares of the issuer outstanding as of August 30, 1996. Unless otherwise indicated, all ownership percentages set forth herein assume that as of August 30, 1996, there were 3,660,205 shares of the issuer outstanding.


                (Page 1 of 5 pages, continued on following pages)

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CUSIP No. 591753108                                            Page 2 of 5 Pages
- ---------------------                                       --------------------

- --------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Washington Federal, Inc.
      IRS Employer Identification No. 91-1661606
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a)  / /

       Not Applicable                                                   (b)  / /
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
3.  SEC USE ONLY

- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
4.  SOURCE OF FUNDS
      WC
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- --------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)                                   / /
      Not applicable
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
      Washington
- --------------------------------------------------------------------------------

                              --------------------------------------------------
NUMBER OF                     7.  SOLE VOTING POWER
SHARES                             719,600(1)
BENEFICIALLY                  --------------------------------------------------
OWNED BY                      8.  SHARED VOTING POWER
EACH                                    0
REPORTING                     --------------------------------------------------
PERSON                        9.  SOLE DISPOSITIVE POWER
WITH                               719,600(1)
                              --------------------------------------------------
                              10.  SHARED DISPOSITIVE POWER
                                        0
                              --------------------------------------------------

- -------------------------
(1) The Reporting Person disclaims beneficial ownership of 657,000 of these shares pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended. See Item 5 of this Schedule 13D.


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- ---------------------                                       --------------------
CUSIP No. 591753108                                            Page 3 of 5 Pages
- ---------------------                                       --------------------

- --------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
          719,600(2)

- --------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                                                 / /
        Not Applicable
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          19.7%
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
          CO, HC
- --------------------------------------------------------------------------------


ITEM 5.   INTEREST IN SECURITIES OF ISSUER.

     (a)-(b) By reason of its execution of the Option Agreement, pursuant to Rule 13d-3(d)(1)(i) promulgated under the Exchange Act, Washington Federal may be deemed to have sole voting and dispositive power with respect to the Metropolitan Common Stock subject to the Option. However, because the Option is exercisable only in the circumstances set forth in Item 4 of the Schedule 13D as filed on July 18, 1996, none of which has occurred as of the date hereof, Washington Federal expressly disclaims any beneficial ownership of the 657,000 shares of Metropolitan Common Stock which are obtainable by Washington Federal upon exercise of the Option. In addition to the shares of Metropolitan Common Stock which may be acquired by Washington Federal upon exercise of the Option, Washington Federal beneficially owns and has sole voting and dispositive power with respect to 62,600 shares of Metropolitan Common Stock, or 1.7% of the issued and outstanding shares of Metropolitan Common Stock.

     Guy C. Pinkerton, Chairman, President and Chief Executive Officer of Washington Federal, Lawrence D. Cierpiszewski, Senior Vice President of Washington Federal, and Keith D. Taylor, Senior Vice President and Treasurer of Washington Federal, beneficially own 5,100, 2,750 and 1,000 shares, respectively, of Metropolitan Common Stock, which amounted to 0.10%, 0.10% and 0.03%, respectively, of the Metropolitan Common Stock


- -------------------------
(2) The Reporting Person disclaims beneficial ownership of 657,000 of these shares pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended. See Item 5 of this Schedule 13D.

- ---------------------                                       --------------------
CUSIP No. 591753108                                            Page 4 of 5 Pages
- ---------------------                                       --------------------


issued and outstanding as of August 30, 1996. Messrs. Pinkerton, Cierpiszewski and Taylor have sole voting and dispositive power with respect to all of their respective shares.

     Except as set forth above, neither Washington Federal nor, to the best of Washington Federal's knowledge, any of the individuals named in Exhibit 1 hereto, is a beneficial owner of any Metropolitan Common Stock.

     (c) The following table contains certain information with respect to all transactions in shares of the Metropolitan Common Stock effected by Washington Federal since its most recent filing on Schedule 13D. All transactions were effected through purchases in the open market.


                                          Number of Shares of
                                          Metropolitan Common          Net Purchase
                                            Stock Purchased          Price Per Share
                                          -------------------        ---------------

                    July 19, 1996                30,800                 $16.8125

                    August 28, 1996               5,000                 $17.25

                    August 30, 1996              13,000                 $17.25

                    September 3, 1996            13,800                 $17.25
                                                 ------


                                   Total         62,600
                                                 ------
                                                 ------


Except as set forth above, no transactions in Metropolitan Common Stock were effected during the period since Washington Federal's most recent filing on
Schedule 13D or, to the best of Washington Federal's knowledge, by any of the individuals named in Exhibit 1 hereto.

     (d) No person or entity other than Washington Federal has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Metropolitan Common Stock owned by Washington Federal.

     (e)  Inapplicable.

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CUSIP No. 591753108                                            Page 5 of 5 Pages
- ---------------------                                       --------------------


                                    SIGNATURE



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                   WASHINGTON FEDERAL, INC.



                                   By:  /s/ Ronald L. Saper
                                        ----------------------------------------
                                        Ronald L. Saper
                                        Executive Vice President and Chief
                                          Financial Officer


September 9, 1996